U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of

The Securities Exchange Act of 1934

SEARCHLIGHT SOLUTIONS, LTD.

(formerly Electronic Manufacturing Solutions and Services, Inc.)

(exact name of registrant as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

77-0503850

(I.R.S. Employer Identification Number)

Suite 500, 329 Railway Street, Vancouver, British Columbia, V6A 1A4  Canada

(Address of principal executive offices)

Telephone:  (604)255-4620

(Issuer's telephone number)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.001 Per Share

(Title of Class)

PART I

Item 1.  Description of Business

Business Development

We were incorporated on November 2, 1995 as Carter/Lambert Holdings, Inc. under the laws of the State of Nevada to engage in any lawful corporate purpose.  We changed our name to "Electronic Manufacturing Solutions and Services, Inc." on November 14, 2000 and then changed our name to "Searchlight Solutions, Ltd." on June 20, 2003.

We have not been involved in any bankruptcy, receivership or similar proceeding.

We initially sought to carry on the business of an electronics technology company.  However, this venture did not attract the necessary financing and was not launched successfully.  On May 22, 2003, we entered into a share exchange agreement with Triumph Case Management Ltd. to acquire all of the common shares of Triumph's wholly owned subsidiary Searchlight Systems Ltd.  We issued 17,968,500 common shares for this acquisition.  Following our acquisition of Searchlight Systems Ltd., we commenced the business of being a fully integrated digital project management software company.  This business is carried on through our wholly owned subsidiary, Searchlight Systems Ltd.

Description of our Business

All dollar amounts stated in this Form 10SB are in U.S. Dollars.

(i)

Our Principal Products, Services and Markets

Our mission is to be one of the top international companies providing innovative and comprehensive solutions to organizations requiring highly accurate recovery, dissemination, categorization and distribution of volumes of information.

We are a technology services company, which designs innovative solutions for clients within the legal and other specified industries.  We provide our customers with consulting services and software to help them effectively discover, organize, and distribute their information.  Our solutions entail a combination of proprietary methodology, processes, and software, which enable the transcription of any media containing information into organized and retrievable digital format.

Our Business Model

Electronic discovery is an emerging market.  There are competitors which have emerged and validated the electronic discovery market however, no incumbent currently exists.  Currently, fragmentation within the service providers has lead to many different solutions being cobbled together to address the full spectrum of the requirements for electronic discovery.

We differentiate our company through a proven business model.  This model incorporates many unique aspects.

The first differentiation of our business model begins with the application of a proprietary information analysis process.  During this process, the clients’ information is acquired and reviewed in its native format.  This format may be in any media including paper, electronic, video, audio, etc.  The experience and knowledge of our consultants is then applied in conjunction with input from the client to create a disclosure project plan.  This plan determines what information needs to become digital information for different legal proceedings.  The development and execution of the disclosure project plan maximizes cost effectiveness of digitization to client.

The implementation of the plan then incorporates the execution of a custom solution for each client.  The solutions normally combine consulting services as well as software.  The ability of our company to address the full continuum of requirements for electronic discovery sets us apart from our peers.

In the recovery step the files are obtained in whatever source and are digitized.  This is normally a step that is also offered by competitors and is likely to be commoditized first.  Our company currently competes on price with other service providers in performing this step.

Next is the dissemination step.  Here the solution entails taking the digitized files and putting them into a database.  Our company normally develops truly relational database structures to ensure maximum flexibility in later search and retrieval.

In the categorization step, the database of files is categorized according to a disclosure plan.  Resources are applied to prepare the files for distribution.

Analysis involves a rigorous and comprehensive organizing of the information according to the plan.  Information is readied for distribution.

Finally, the information is distributed to identified end users in the predetermined format.

Consulting Services

Our staff are experienced in providing services to the legal industry.  The staff is split into three main skill sets:  Project Strategists, Project Managers and Technical Staff.

Project Strategists:

The Project Strategists are responsible for developing the overall strategy for the disclosure project plan.  They possess strong management and organizational skills proven over many years in the field.  They normally perform as the logistical support person for the initial months of the project, assisting the team in dealing with issues of what the disclosure contains, advising how to deal with the materials, providing insight into what should be disclosed (drawing on experience of other cases in which the disclosure was provided in electronic and paper form), and helping craft requests for documents and/or databases, etc.  They also create reports (including expert) on electronic disclosure and disclosure in general.  They bring expertise in discovering missing disclosure, which in many cases is more important than the disclosed materials. They perform the high level design of tools to expedite the process when dealing with electronic files, including dealing with re-engineering databases to discover what information should exist.  They deliver reports for use in regards to forensic reconstruction of hard drives from our clients.

Project Managers:

The Project Managers work with the project strategist and the client to develop the disclosure project plan and are responsible for executing the plan.  They are normally from the legal industry with a background as an attorney or paralegal.  They also possess strong technical skills and normally are familiar with currently available legal software including:  Summation, Concordance, Sanction, Trial Director, I Pro and various other software packages specifically tailored for the litigation support industry.  The project managers work with the technical, data entry staff and third party partners to ensure that all elements of the plan run smoothly.

Technical Staff:

The technical staff contributes to the disclosure plan for each client.  They are responsible for the design, development and implementation of all technical elements of the plan.  The technical staff possesses skills in programming and systems analysis.  They are highly skilled and are hired for their analytical skills as much as for their programming abilities. They have developed tools to deal with almost any type of file that is disclosed from databases to spreadsheets to electronic emails, etc.  The technical staff have experience using the following tools: Visual Basic Studio,Visual Basic.net, Microsoft SQL, Microsoft Access 2003, Component One, Install Shield, Robo Help, Textbridge OCR engine, Adobe PDF OCX tools, Informatik Tiff OCX tools, All Microsoft OCX tools (for building Word, Excel, etc. into our application), Crystal Reports 9, Microsoft Office Applications, HTML and XML.

The skills offered by our staff combined with the powerful offerings from the software SearchlightTM and other legal software, allow our company to offer the following services to support the document management and litigation support activities of our clients.

Developing Solutions

The following are elements of the services that we will bundle into creating custom solutions for our clients.  Unlike other competitors, these tasks are performed by our personnel and not outsourced to other firms, unless requested by the client.

Developing the Disclosure Project Plan

We have extensive expertise in organization of disclosure, which normally begins with the creation of a disclosure project plan.  In close collaboration with the defense team, our personnel use expertise in the creation of plans to allocate and handle the technical and the physical organization of resources and the data over many disparate locations.

Services include logistical support for the initial months of the project, assisting the team in dealing with issues of what the disclosure contains, advising how to deal with the materials, providing insight into what should be disclosed (drawing on experience of other cases in which the disclosure was provided in electronic and paper form), and helping craft requests for documents and/or databases, etc.

Data Entry	Entering of different types of client, case and business information into the Searchlight™ single integrated system
Document Annotating	Stamping and numbering of documentation
Document Archiving	Storing documents electronically on compact disk, enabling instant retrieval
Distribution of Disclosure	Facilitating mandatory document disclosure
Document Scanning	Providing a tailor-made organizational system of document images for the file management system of their choice, including competitors' products
Electronic Data Discovery	Facilitating the revealing of encrypted information
Multi-Media Retrieval	Organizing video, photographs, digital files, hand-written notes and audio evidence
Trial Preparation and Presentation	Creating electronic court rooms
Document Indexing and Organization	Referencing of critical information
Hardware and Systems	Provided for use on specific cases to avoid overtaxing existing resources

SearchlightTM Software

Searchlight™ is software developed to service the legal industry.  This software is currently in use by lawyers and others in British Columbia, Alberta, Saskatchewan, Ontario, Quebec, Oregon, New York and Washington State.  This software includes all tools necessary to manage a case from inception to completion at trial.  This includes document organization, indexing of documents, preparation of disclosure (electronic or paper), and acceptance of disclosure from others, data distribution to large teams of lawyers, trial presentation and even the preparation of electronic appeal books.

(ii)

Distribution methods of the products or services.

Our company is primarily a service provider.  There are no unique distribution methods for our services.  Our clients sign standard engagement contracts with our company to engage our firm in the process of transcribing the client's required information into organized and retrievable digital format.

(iii)

Status of any publicly announced new product or service.

We currently do not have a publicly announced new product or service.

(iv)

Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition.

The main market in which we compete is litigation support of the legal industry.  The legal industry is estimated to spend over $50 billion in services annually in the United States alone.  Within this market, electronic discovery is an emerging market.  There are competitors that have emerged and validated the “Electronic Discovery” market however no incumbent currently exists. Currently fragmentation within the service providers has lead to many different solutions being “cobbled together” to address the full spectrum of the requirements for electronic discovery.  For example, currently available shrink-wrapped software addresses certain aspects of the requirements but is often too inflexible to be able to address “wrinkles” or exceptions that occur in actual litigation cases.  Different software packages also don’t “talk to one another” which creates additional problems.  Other competitors are strong at producing the digitized information, but are missing the opportunity to organize and distribute the information in a useable format for their customers.  We are uniquely positioned to offer solutions for the full continuum of requirements for litigation support under one roof.  Additionally, the proprietary methodologies, processes and software allow the company to generate consistent margins of over 35%.

Competition to Searchlight Solutions falls into three main areas:

1.

Companies that design and develop shrink wrapped software

2.

Companies that provide services in electronic discovery of electronic files

3.

Companies that provide electronic discovery of paper documents

a.

Scanning houses

b.

Coding houses

Competitors to Searchlight Solutions have thus far been unable to provide a complete solution for the full continuum of litigation support.  Competitors have only been able to address parts of the continuum and usually have to outsource to make up the difference.

Software Companies:

Companies included in this area are the providers of shrink-wrapped software.  These include:

  Summation

  Concordance

  Sanction

  Trial Director (InData)

  I Pro

  JFS Litigators Notebook (Bowne& Co.)

  CaseSoft (DecisionQuest/Bowne& Co.)

Electronic Discovery Services Companies:

Companies included in this area provide service in litigation support.  These companies focus on providing electronic discovery of files already in electronic format (i.e. Microsoft Word Files, electronic mail, PDF files, etc.)  The companies include:

  Applied Discovery www.applieddiscovery.com

  Fios Inc. www.fiosinc.com

  Kroll

Paper Based Litigation Support Companies:

Companies included in this area provide scanning support and sometimes coding support.  These companies will often then further subcontract work out to partner companies.  Companies include:

  Bowne

  IKON

  Lex-Solutio

  D-M Information Systems

  Pacific Legal

Competitive Advantages

Our company has several competitive advantages that uniquely position it to be a market leader.

First Mover Advantage

Our subsidiary, Searchlight Solutions, has a proven track record since its inception and continues to provide solutions to an existing client base of high profile clients.  Our portfolio of litigation support work includes the following cases:

  Hardel v. City of Olympia Large Insurance case ($50,000,000 US)

  M V Gijon Large Insurance case ($79,000,000 US)

  E – Profit Large Drug importation conspiracy case

  Thomas Sofanow Inquiry into wrongful imprisonment for murder

  Glen Clark Political Corruption case (ex BC Premier)

  R. v Trang (Kachou) Gang / Drug Conspiracy case (Federal)

  Air India Murder/Conspiracy case (331 murder charges)

  Pacific International Trading Violations matter

  Wolverton Securities Trading Violations matter

  Hells Angels (Montreal) Murder, Gang and Conspiracy case

  Enron Large Civil Litigation case comprised of civil and

  criminal disclosure

  King County Class Action civil litigation matter

Intellectual Property

We have invested in the on-going documentation of proprietary methodology, processes and technology that reflect the unique know-how gained from experience within the industry and the results of on-going innovation.  We have also developed services tools which are internal routines and/or software tools that allow our company to automate as many processes as possible to reduce dependence on labor.  Implementing these internal services tools has greatly reduced costs of performing certain tasks thus allowing our company to retain good margins on commodity services to the client.

Key Personnel

We have recruited highly trained consultants who possess knowledge, experience, reputation and client contacts.  Our company motivates and retains these employees through continuing education programs, competitive compensation packages including non-compete clause and stock options.  Additionally, our company retains the intellectual capital created by these employees through on going updates of documented methodologies and processes.

Location

Through having the production staff located in Vancouver, British Columbia, our company has been able to take advantage of the positive effects of exchange rates in offering their clients competitive rates as well as maintaining margins through lower cost labor.  Our location in Vancouver also allows access to a highly skilled labor force.  Additionally, through having regional offices with sales staff located in hubs of legal activity in the United States, we have been able to take advantage of high profile cases as the local provider of litigation support services.

Strategic Relationship

Our strategic relationship with Triumph Case Management includes an exclusive reseller agreement for SearchlightTM software.  The relationship with Triumph Case Management allows us to be able to respond to client requirements better than any other competitor in the industry.  Once a wrinkle or unique client need is identified, our team is able to create specifications that allow the Triumph Case Management staff to immediately respond with a new tool or upgrade to the SearchlightTM software.

(v)

Dependence on one or a few major customers.

Customer Mix

As of Q4 2003, we have continued to grow and diversify our customer base.  Our strategy has now focused on acquiring customers with excessive information processing requirements within two primary lines of business:  litigation support and electronic library.  Current clients who do not meet the strategic direction of our company are now being replaced with the target customers.  Our goal is to diversify into an approximately 50/50 mix between the two lines of business by Q1, 2004.

Litigation Support: Much of the work our company performs is case based. This means that we secure work for each case, which may have a lifetime of two to five years. Custom solutions have been developed for legal cases involving the criminal justice system, as well as other compliance and regulatory bodies, such as securities commissions, competition bureaus and government agencies. Our company is currently working on several significant cases requiring litigation support. These include the following:

British Columbia Securities Commission - We have been working on this case for over two and a half years.  We have sold 45 licenses of the Searchlight Software package, which also includes supporting service work.  It is anticipated that there will be additional follow up work with this client into 2004.

Federal Prosecution of Gang Case – We have been working on this case for over two and a half years and anticipate that the case will continue into Q4 2004.  Due to the confidentiality surrounding this case, no further details can be released at this time.

Air India Case - We have been working on this case for over two years and anticipate that the case will continue into Q4 2004.  Any postponements in the trial usually trigger additional work as more discoveries must be performed.

Criminal Conspiracy Case – This is a new case, which began in Q3, 2003.  This case will likely continue into 2004 and 2005.  Due to the confidentiality surrounding this case, no further details can be released.

Several Smaller Cases Requiring Electronic Discovery – These are smaller cases that may require short-term effort by our company.

Electronic Library:  As a move towards diversification, we have recently secured a strategic relationship with Information Handling Services Group Inc. (IHS Group) http://www.ihsgroup.com.  IHS Group is a leading content provider serving the technical and business information needs of companies around the world.

Each IHS Group company produces comprehensive collections of relevant information needed by businesses to operate in specific industries, sectors or markets.  IHS engineering companies represent the largest, most complete source for industry standards, military specifications, government parts, electronic components, aviation regulations, and product information.

Through this strategic relationship we have been contracted to apply our unique business model to create the digitized materials (documents, data, etc.) required to populate the online libraries which IHS Group provides to their clients.  IHS Group’s client base includes all of the Fortune 500 companies and half of the Fortune 1000 companies as well as the United States military.  The relationship with IHS Group also allows our company to supplement its one-off case based litigation support work with longer-term contracts with the same clients.

(vi)

Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.

Our company does not own nor has it applied for any patents.  A trademark has been granted to our controlling shareholder, Triumph Case Management Ltd. ("Triumph"), over the word "Searchlight" as it applies to digital management software.  We have been licensed to use Triumph's Searchlight software under the terms of a license and software distribution agreement dated February 3, 2003.  We are not a party to any franchises, concessions, royalty agreement or labor contracts.

(vii)

Need for any government approval of principal products or services.

No government approval is required for our company to provide its principal services and products.

(viii)

Effect of existing or probable governmental regulations on the business.

There are no existing or probable governmental regulations which are likely to have a positive or a negative impact on our business or industry.

(ix)

Estimate of the amount spent during each of the last two fiscal years on research and development activities and if applicable the extent to which the cost of such activities are borne directly by customers.

We have not expended any funds over the last two fiscal years on research and development activities.

(x)

Costs and effects of compliance with environmental laws (federal, state and local).

The business which we operate is not subject to any material or unusual federal, state or local environmental laws.

(xi)

Number of total employees and number of full time employees.

The Company currently has close to 70 staff, some of which are independent contractors working to provide litigation support services for the large case and other services contracts currently in place.

Item 2.  Management's Discussion and Analysis

General

Searchlight Solutions, Ltd., (formerly Electronic Manufacturing Solutions and Services, Inc.) (formerly Carter/Lambert Holdings Inc.) (the "Company”) is a Nevada corporation.  Effective December 31, 2002, the Company changed its year end from January 31 to December 31.

In May 2003, 1,280,500 of the Company’s 7,270,000 issued common shares were returned to treasury and cancelled.  The Company's remaining issued share capital was 5,989,500 common shares.  In July 2003, the Company acquired 100% of the issued common shares of Searchlight Systems Inc. (Nevada) which in turn holds 100% of the issued common shares of Searchlight Systems Ltd. (British Columbia).  The Company issued 17,968,500 common shares (75% of its issued share capital) in exchange for the 100% stake in Searchlight Systems Inc. (Nevada) and Searchlight Systems Ltd. (British Columbia) ("Systems").  As part of this transaction, various of the Company's original shareholders provided financing of $370,600 to the Company and a conditional agreement to provide another $500,000 Canadian dollars.

Systems was incorporated in British Columbia, Canada, in December 2001 and is principally engaged in providing technology services and software to the legal and other specified industries.  Systems provides its customers with consulting services and software to help them effectively discover, organize, and distribute their information.  Solutions entail a combination of proprietary methodology, processes, and software, which enable the transcription of any media containing information into organized and retrievable digital format.

In February 2003, Systems purchased 70% of the issued shares of Litigation Management Consulting Inc. (“LMC”), a Washington corporation, for $7,000. This transaction was accounted for as a purchase, and the results of operations of LMC are included as of the acquisition date.  The fair value of the assets purchased (less liabilities assumed) approximated the purchase price, so there was no goodwill resulting from this transaction.

As the original shareholders of Systems ended up owning the majority of the Company’s stock when the companies were combined, this transaction is a reverse purchase and has been accounted for as such.  Accordingly, the Company is accounting for this transaction as if it were Searchlight Systems Inc., and raised funds (the $370,600 referred to above) through a capital transaction with the former majority owners of the Company.  The reverse purchase is accounted for at historical cost (as it would be viewed by the accounting acquirer as a stock issuance).  The results of operations of Systems are included as of the date of the acquisition (July 2003).  These condensed consolidated unaudited interim financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2002.

The Company (through its subsidiary) recognizes revenue for services provided on an hourly basis as incurred.  Deferred revenue is recognized for payments received in advance of the services provided.  A significant portion of the revenue from the Company’s operations (again, through its subsidiary) is from a small number of customers (law firms and the Canadian government) located in Canada.

The Company’s reporting currency is in U.S. dollars but the currency used by Systems is Canadian dollars.  Assets and liabilities are translated from Canadian dollars to U.S. dollars at a rate of exchange at the balance sheet date.  Revenues and expenses are translated at the average rate of exchange throughout the year.  Gains and losses from these translations, if significant, are reported as a separate component of other comprehensive income.  Translation adjustments do not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely into operations.  All amounts discussed are in U.S. dollars unless otherwise noted.

Results of Operations

This discussion and analysis reflects the business of the Company's wholly owned subsidiary, Searchlight Systems Ltd., both before and after consolidation for a meaningful reflection on the trends of the operations of the business.  The discussion covers the nine-month period ended September 30, 2003 after consolidation compared with nine-month period ended September 30, 2002 prior to consolidation.  This discussion should be considered in conjunction with the audited financial statements and notes for the year ended December 31, 2002.

The Company had a net income of $51,705 (2%) of total revenue for the nine-month period ended September 30, 2003 compared to a net income of $203,004 (23%) of total revenue for the nine-month period ended September 30, 2002.

The difference is attributed to an increase in the cost of sales of $1,084,028 on sales of $2,348,854 (46%) of total revenue for the nine-month period ended September 30, 2003 compared to cost of sales of $348,269 on sales of $883,610 (39%) of total revenue for the period ended September 30, 2002.  The result was a difference in gross profit of $1,264,826 (54%) of total revenue for the nine-month period ended September 30, 2003 compared to $535,341 (61%) of total revenue for the nine-month period ended September 30, 2002.

The difference in net profit can also be attributed to the increase in General and Administrative expenses which were $1,022,214 (44%) of total revenue for the nine-month period ended September 30, 2003 compared to $271,344 (31%) of total revenue for the nine-month period ended September 30, 2002. The increase in expenditures can be attributed to the normal scaling up of infrastructure required to produce more work in the following quarters.  The resulting impact on income from operations was $97,902 (4%) of total revenues for the period ended

September 30, 2003 compared to $209,755 (24%) of total revenues for the nine-month period ended September 30, 2002.

Other income and/or expenses for the compared periods did have a small impact on the net income.  Interest expenses were ($47,438) (-2%) of total revenues for the nine-month period ended September 30, 2003 compared to ($6,751) (-1%) of total revenues for the nine-month period ended September 30,2002.  There was also minority interest in income of a consolidated subsidiary of $24,446 (1%) of total revenues for the nine-month period ended September 30, 2003 and other income of $9,895 for the nine-month period ended September 30, 2003.  No matching income was realized in the same nine-month period ended September 30, 2002.  The resulting income before income tax provision was $84,805 (4%) of total revenues for the nine-month period ended September 30, 2003 compared to $203,004 (23%) of total revenues for the nine-month period ended September 30, 2002.

The provision for income taxes was ($33,100) (-1%) of total revenues for the period ended September 30, 2003.  The provisions for income taxes were nil for the same nine-month period ended September 30, 2002.

The basic and diluted income per share was $544 for the nine-month period ended September 30, 2003 compared to $20,300 for the nine-month period ended September 30, 2002.  The weighted average shares outstanding for both basic and outstanding was 95 for the nine-month period ended September 30, 2003 compared to 10 for the nine-month period ended September 30, 2002.  The basic loss per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding in the period.  Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive shares.  There were no potentially dilutive common shares in 2002 or 2003.

Financial Condition

The financial condition of the Company at September 30, 2003 is as follows.  The assets reflect cash totaling $114,857 for the period ended September 30, 2003.  Accounts receivable of $1,226,429 for the period ended September 30, 2003. Accounts receivable reflects work done for primarily Canadian government bodies, which typically create aging accounts of up to twelve months. The Company has been able to collect these receivables within the normal course of business.  To reduce the aging time of accounts receivable, the Company is seeking non-governmental work within Eastern Canada and the United States.   Deposits were $5,860 for the period ended September 30, 2003.  Prepaid expenses were $10,830 for the period ending September 30, 2003.  Total current assets were $1,357,976 for the period ended September 30, 2003.  In addition, the Company is expecting a cash infusion of $370,600 ($500,000 Canadian dollars) through a cash transaction from the former majority owners of the Company.  Working capital therefore will reflect the combination of these sources.

The Company maintains a $400,000 line of credit with HSBC, which is repayable through a minimum monthly payment plus interest at HSBC prime rate.

Current liabilities reflect accounts payable and accrued expenses of $248,737 for the period ended September 30, 2003.  Loans payable were $7,829 for the period ended September 30,

2003.  The loan payable consists of an unsecured loan payable to a company at an interest rate of 2.5% per month, with the entire balance due on demand.  Income taxes were $33,100 for the period ended September 30, 2003.  Other current liabilities were $147,253 for the period ended September 30, 2003.  These current liabilities total $436,919 for the period ended September 30, 2003.

The Company also carries a liability of $932,445 due to affiliates.  This liability reflects advances from Triumph as well as management fees for the use of technology developed by Triumph and used by the Company.  The amount due to affiliates is secured by a promissory note bearing interest at a bank’s prime rate and is due on demand.  Triumph has represented that repayment will not be requested within the next fiscal year and consequently the amount has been classified as a non-current liability.

Contractual Obligations

The Company has entered into a non-cancelable operating lease for the rental of office space expiring in 2005.  The Company’s future annual minimum lease payments for the years ended December 31 are as follows:

2003

$

  64,850

2004

$

  70,053

2005

$

  23,581

Total

$

158,484

Item 3.  Description of Property

Our company does not own any real property or have an investment in real estate.  We lease our office premises.

Office Premises

We operate from our offices at Suite 500, 329 Railway Street, Vancouver, British Columbia, V6A 1A4, Canada.  We are party to a standard commercial lease in this location.  Our lease arrangements are flexible enough to allow us to expand our premises as necessary if business conditions require.  Our lease obligations for the next two years are:

2004

$

70,053

2005

$

23,581

Total

$

93,634

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The table below lists the direct, indirect and beneficial ownership of our voting securities by each person known by us to be the beneficial owner of more than 5% of our securities, as well as the securities beneficially owned by all our directors and officers.  Unless specifically indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Triumph Case Management Ltd. (1) Suite 500 329 Railway Street Vancouver, B.C. V6A 1A4	17,968,500 common shares Direct Ownership	75%
Common	Management as a Group (two directors)	17,968,500 common shares Indirect Ownership	75%

(1)

Triumph Case Management Ltd. is owned 28% by Mr. Gary Procknow and 28% by Mr. Rick Green.  Gary Procknow is President, C.E.O., Chairman and Director of our company.  Rick Green is Vice President of Development and a director of our company.

There are currently no arrangements in place among our shareholders or with third parties which may result in a change in control of our company.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

Our directors and executive officers are as follows:

Name	Age	Position
Gary Procknow	52	President, C.E.O., Chairman and Director
Rick Green	48	Vice President of Technology Development and Director

Our officers and directors will serve until the next annual meeting of the shareholders or until his death, resignation, retirement, removal, or disqualification, or until his successors have been elected.  Vacancies in the existing Board of Directors are filled by majority vote of the remaining directors.  Our officer serves at the will of the Board of Directors.  There are no family relationships between any executive officer or director.

Resumes

Gary Procknow

Mr. Gary Procknow has been the President of the Searchlight Solutions Companies since founding the company in 2001.  Formerly holding executive management positions within the Construction Industry, Mr. Procknow was frequently retained as a consultant and expert witness for legal proceedings within the industry.  He has consulted on many very large civil cases and some of the largest criminal cases undertaken in Canada, including, Glen Clark, Air India, Hells Angels prosecution Montreal, Project Kachou (first prosecution under the new gang legislation), Enron and Project E – Profit. He has designed systems for use by the B.C. Securities Commission to deal with large cases they undertake with Searchlight.  Mr. Procknow works closely with the management team at Searchlight Solutions as well as consults to the Company’s key clients.

Rick Green

Mr. Rick Green has held the position of Vice President of Technology Development since 1999.  Mr. Green has spent more than two decades in computer programming and is experienced in software innovation and development.  He was the technical and project coordinator at Evolve Technologies for the $5 million Y2K Compaq system upgrade for the 36 hotels across Canada owned by the CHIP REIT.  He also was the sole developer of a Shareware application, InWatch for Windows 3.1 and Windows 95.  Rick began his career in the Canadian military as an analyst, Russian translator, software instructor and software/hardware support technician.  An expert in programming and software design Mr. Green is the head of Searchlight Solution’s programming team.

Neither of our directors are directors of other reporting companies.

No director of our company has been involved in legal proceedings concerning bankruptcy, criminal offences, securities or banking offences.

Item 6.  Executive Compensation

SUMMARY COMPENSATION TABLE
Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principle Position	Year	Salary ($)	Bonus ($)	Other Annual Comp- ensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Option/SARs (#)	LTIP Payouts ($)	All Other Comp- ensation ($)
Gary Procknow, President, C.E.O., Chairman and Director	2003(1) 2002	CDN$64,500 US$22,500 CDN$46,320	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Rick Green, Vice President of Technology Development and Director	2003(1) 2002	CDN$65,654 US$1,500 CDN$80,769	US$2,500 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)

The salaries shown in the table as paid for Messrs. Procknow and Green for the 2003 fiscal year are for the period January 1 to September 30, 2003.  The total salaries which will be paid to each of Messrs. Green and Procknow for the 2003 fiscal year from the Company and its subsidiaries will be CDN$148,500 and US$30,000.

Item 7.  Certain Relationships and Related Transactions

Our Chief Executive Officer and Director, Mr. Gary Procknow, and our Vice President of Development and Director, Mr. Rick Green, are also directors and officers of Triumph Case Management Ltd. and our wholly owned subsidiary, Searchlight Solutions Inc.  On May 22, 2003, our company acquired all of the issued common shares of Searchlight Solutions Inc. from

Triumph Case Management Ltd. in consideration for 17,968,500 of our common shares.  This transaction was an arm's length transaction negotiated by former management of our company.

Item 8.  Description of Securities

Our authorized capital stock consists of 100,000,000 shares, of common stock, par value $0.001 per share.  There are 23,958,000 shares of common stock issued and outstanding as of the date of this registration statement.

Our Common Stock

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders.  Our shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares.  Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors.  In that event, the holders of the remaining shares of common stock will not be able to elect any directors.  In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities.  All shares of our common stock issued and outstanding are fully paid and non-assessable.  Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose.

There are no outstanding options or warrants to acquire our shares.  17,968,500 of our 23,958,000 issued shares are restricted securities as that term is defined in the Securities Act.

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Price

Our common stock is quoted on the Pink Sheets.  The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

*

that a broker or dealer approve a person's account for transactions in penny stocks; and

*

the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

*

obtain financial information and investment experience and objectives of the person; and

*

make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

*

sets forth the basis on which the broker or dealer made the suitability determination; and

*

that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

In general, under Rule 144, a person who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume during the four calendar weeks before such sale.  Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.

Holders

There are forty three (43) registered shareholders of our common stock.

Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent

Our transfer agent is 1st Global Stock Transfer, LLC, Suite 130, 7341 W. Charleston Blvd. Las Vegas, Nevada, 89117.

Item 2.  Legal Proceedings

We are not a party to any legal proceedings.

Item 3.  Changes in and Disagreements with Accountants

We have no changes in or disagreements with our accountants.

Item 4.  Recent Sales of Unregistered Securities

On July 17, 2003, we issued 17,695,500 common shares in exchange for 100% of the issued shares of Searchlight Systems Inc. which became our wholly owned subsidiary.  The recipient is not a U.S. person as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c).  The recipient acknowledges that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

On October 23, 2003, we issued an additional 273,000 common shares to complete the payment of consideration for our acquisition of Searchlight Systems Inc.  The recipient is not a U.S. person as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c).  The recipient acknowledges that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

Item 5.  Indemnification of Directors and Officers

Article XI of our Bylaws states certain indemnification rights.  Our Bylaws provide that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons.  Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action.  Our assets could be used to satisfy any liabilities subject to indemnification.

In both actions by our company and actions other than by our company, our company has the power to indemnify any person who is a party or who is threatened to be made a party by reason of the fact that such person is or was an agent of our company.  The indemnification may cover expenses, judgements, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding provided that the person acted in good faith and in a manner that the person reasonably believed to be in the best interest of our company and, in the case of a criminal proceeding, the person had no reasonable cause to believe the conduct was unlawful.

PART - FINANCIAL STATEMENTS

The following financial statements appearing in this Form 10-SB have been included in reliance on the report of Peterson Sullivan, PLLC:

1.

unaudited financial statements for the nine months ended September 30, 2003 for Searchlight Solutions Ltd.;

2.

audited financial statements with auditor's report for the year ended December 31, 2002 for Searchlight Solutions Ltd.;

3.

unaudited financial statements for the nine months ended September 30, 2003 for Searchlight Systems Ltd.;

4.

audited financial statements with auditor's report for the year ended December 31, 2002 for Searchlight Systems Ltd.;

SEARCHLIGHT SOLUTIONS, LTD.

Unaudited Financial Statements

for Nine Months Ending September 30, 2003

SEARCHLIGHT SOLUTIONS, LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
ASSETS	2003	2002
Current Assets
Cash	$ 114,857	$ -
Accounts receivable	1,226,429
Deposits	5,860
Prepaid expenses	10,830
Total current assets	1,357,976
Loan Receivable	133,272
Property and Equipment	270,002
	$ 1,761,250	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses	$ 248,737	$ -
Loans payable	7,829
Income taxes	33,100
Other current liabilities	147,253
Total current liabilities	436,919
Due to Affiliates	932,445
Total liabilities	1,369,364
Minority Interest	(24,446)
Stockholders' Equity
Common stock	22,958	7,270
Additional paid-in capital	347,642	180
Retained earnings (deficit)	43,266	(7,450)
Accumulated other comprehensive income	2,466
	416,332
	$ 1,761,250	$ -

See Notes to Condensed Consolidated Financial Statements

1

SEARCHLIGHT SOLUTIONS, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002
Sales	$ 969,685	$ -	$ 969,685	$ -
Cost of sales	420,149		420,149
Gross profit	549,536		549,536
Selling expenses	75,811		75,811
General and administrative expenses	267,502		267,502
Income from operations	206,223		206,223
Other income (expense)
Interest expense	(19,591)		(19,591)
Minority interest in income of
consolidated subsidiary	(208)		(208)
Other income	9,895		9,895
Income before income tax provision	196,319		196,319
Provision for income taxes	(76,600)		(33,100)
Net income	$ 119,719	$ -	$ 163,219	$ -
Basic and diluted income per share	$ -	$ -	$ .01	$ -
Weighted average shares outstanding
Basic and diluted	23,958,000	7,270,000	12,548,000	7,270,000

See Notes to Condensed Consolidated Financial Statements

2

SEARCHLIGHT SOLUTIONS, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,	September 30,
	2003	2002
Cash Flows from Operating Activities
Net income	$ 163,219	$ -
Adjustments to reconcile net income to
net cash flows provided by operating activities
Depreciation	25,549
Minority interests	208
Changes in operating assets and liabilities
Accounts receivable	(372,351)
Deposits	(3,803)
Prepaid expenses	(5,500)
Accounts payable and accrued expenses	168,923
Income taxes	33,100
Other current liabilities	54,228
Net cash flows provided by operating activities	63,573
Cash Flows from Investing Activities
Purchase of property and equipment	(40,403)
Cash Flows from Financing Activities
Payments to affiliated companies	(274,410)
Capital contribution	370,600
Payments on loans payable	(2,766)
Net cash flows provided by financing activities	93,424
Foreign exchange effect on cash	(19,675)
Net change in cash	96,919
Cash, beginning of period	17,938
Cash, end of period	$ 114,857	$ -
Supplemental disclosure of cash flow information:
Cash paid for interest	$ 7,561	$ -
Cash paid for taxes	$ -	$ -

See Notes to Condensed Consolidated Financial Statements

3

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Basis of Presentation

Searchlight Solutions, Ltd., (formerly Electronic Manufacturing Solutions and Services, Inc. and, prior to that, Carter/Lambert Holdings Inc.) ("the Company") is a Nevada corporation that has been relatively inactive since its incorporation in November 1995.  Effective December 31, 2002, the Company changed its year end from January 31 to December 31.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-QSB and therefore do not include all disclosures necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States.  As discussed below, the unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Searchlight Systems Inc.  Significant intercompany transactions have been eliminated in the accompanying unaudited condensed consolidated financial statements.  The operating results for interim periods are unaudited and are not necessarily an indication of the results to be expected for the full fiscal year.  In the opinion of management, the financial statements reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of operating results.

In May 2003, 1,280,500 shares of the Company's total outstanding shares of 7,270,000 common stock were returned to the Company and cancelled, so the remaining number of outstanding shares was 5,989,500.  Then, in July 2003, the Company issued 17,968,500 shares of common stock (75% of its total equity) to a company called Triumph Case Management Ltd. ("Triumph").  In exchange, Triumph gave the Company 100% of the equity in a company called Searchlight Systems Inc.  Searchlight Systems Inc. was incorporated in October 2000 and is a Nevada corporation.  It has almost no financial activities other than its 100% ownership in another company called Searchlight Systems Ltd. ("Systems").  Systems was incorporated in British Columbia, Canada, in December 2001 and provides information coordination and document manipulation services primarily to the legal industry primarily in Canada.  As part of this transaction, the original Company stockholders (now owning a minority interest in the Company) contributed $370,600 to the Company ($500,000 Canadian dollars) with a conditional agreement to contribute another $500,000 Canadian dollars.

In February 2003, Systems purchased 70% of the outstanding common stock in a Washington corporation called Litigation Management Consulting Inc. ("LMC") for $7,000.  This transaction was accounted for as a purchase, and the results of operations of LMC are included as of the acquisition date.  The fair value of the assets purchased (less liabilities assumed) approximated the purchase price, so there was no goodwill resulting from this transaction.

4

As the original shareholders of Systems ended up owning the majority of the Company's stock when the companies combined, this transaction is a reverse purchase and has been accounted for as such.  Accordingly, the Company is accounting for this transaction as if it were Searchlight Systems Inc., and raised funds (the $370,600 referred to above) through a capital transaction with the former majority owners of the Company.  The reverse purchase is accounted for at historical cost (as it would be viewed by the accounting acquirer as a stock issuance).  The results of operations of Systems are included as of the date of the acquisition (July 2003).  If the transaction had occurred as of the beginning of 2002, proforma information would be as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Proforma revenue	$ 969,685	$ 452,320	$ 2,492,725	$ 1,022,681

Proforma net income	$ 119,719	$ 136,725	$ 65,843	$ 172,285

Proforma income per share	$ -	$ .02	$ .01	$ .02

These condensed consolidated unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2002.

Note 2.  Foreign Currency Translation

The Company's reporting currency is U.S. dollars but the currency used by Systems is Canadian dollars.  Assets and liabilities are translated from Canadian dollars to U.S. dollars at the rate of exchange at the balance sheet date.  Revenues and expenses are translated at the average rate of exchange throughout the year.  Gains or losses from these translations, if significant, are reported as a separate component of other comprehensive income.  Translation adjustments do not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely into operations.  All amounts in these financial statements are in U.S. dollars unless otherwise noted.

Note 3.  Revenue Recognition

The Company (through its subsidiary) recognizes revenue for services provided on an hourly basis as incurred.  Deferred revenue is recognized for payment received in advance of the services provided.

A significant portion of the revenue from Company operations (again, through its subsidiary) is from a small number of customers (law firms and the Canadian government) located in Canada.

5

Note 4.  Earnings Per Share

Basic loss per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding in the period.  Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.  There were no potentially dilutive common shares in 2002 or 2003.

6

SEARCHLIGHT SOLUTIONS, LTD.

FINANCIAL REPORT

DECEMBER 31, 2002

C  O  N  T  E  N  T  S

Page

INDEPENDENT AUDITORS' REPORT	1

FINANCIAL STATEMENTS

BALANCE SHEET	2
STATEMENTS OF OPERATIONS	3
STATEMENTS OF STOCKHOLDER'S EQUITY	4
STATEMENTS OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6 and 7

PETERSON SULLIVAN PLLC

601 UNION STREET    SUITE 2300    SEATTLE WA 98101     (206) 382-7777    FAX 382-7700

CERTIFIED  PUBLIC  ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

Searchlight Solutions, Ltd.

Bellevue, Washington

We have audited the accompanying balance sheet of Searchlight Solutions, Ltd. (formerly Electronic Manufacturing Solutions and Services, Inc. and, prior to that, Carter/Lambert Holdings, Inc.) as of December 31, 2002, and the related statements of operations, stockholder's equity, and cash flows for the eleven months ended December 31, 2002, and the year ended January 31, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Searchlight Solutions, Ltd. as of December 31, 2002, and the results of its operations and its cash flows for the eleven months ended December 31, 2002, and the year ended January 31, 2002, in conformity with accounting principles generally accepted in the United States.

s/ Peterson Sullivan PLLC

November 6, 2003

1

SEARCHLIGHT SOLUTIONS, LTD.

BALANCE SHEET

December 31, 2002

Assets	$ -
$ -
Liabilities
Common stock, par value $.001; authorized 100,000,000
shares issued and outstanding 7,270,000	7,270
Additional paid-in capital	180
Retained earnings (deficit)	(7,450)
-
$ -

See Notes to Financial Statements

2

SEARCHLIGHT SOLUTIONS, LTD.

STATEMENTS OF OPERATIONS

For the Eleven Months Ended December 31, 2002,
and the Year Ended January 31, 2002

	December 31, 2002	January 31, 2002
Revenue	$ -	$ -
Expenses
Net income (loss)	$ -	$ -
Basic and diluted income (loss) per share	$ -	$ -
Weighted average shares outstanding
Basic and diluted	7,270,000	7,270,000

See Notes to Financial Statements

3

SEARCHLIGHT SOLUTIONS, LTD.

STATEMENTS OF STOCKHOLDER'S EQUITY

For the Eleven Months Ended December 31, 2002,
and the Year Ended January 31, 2002

	Common Stock		Additional	Retained
	Number of		Paid-in	Earnings
	Shares	Amount	Capital	(Deficit)	Total
Balances, January 31, 2001	7,270,000	$ 7,270	$ 180	$ (7,450)	$ -
Net income (loss), year ended
January 31, 2002				-	-
Balances, December 31, 2002	7,270,000	7,270	180	(7,450)	-
Net income (loss), eleven months
ended December 31, 2002				-	-
Balances, December 31, 2002	7,270,000	$ 7,270	$ 180	$ (7,450)	$ -

See Notes to Financial Statements

4

SEARCHLIGHT SOLUTIONS, LTD.

STATEMENTS OF CASH FLOWS

For the Eleven Months Ended December 31, 2002,
and the Year Ended January 31, 2002

	December 31,	January 31,
	2002	2002
Cash Flows from Operating Activities
Net income (loss)	$ -	$ -
Cash Flows from Investing Activities
Cash Flows from Financing Activities
Net change in cash	-	-
Cash, beginning of period
Cash, end of period	$ -	$ -

See Notes to Financial Statements

5

NOTES TO FINANCIAL STATEMENTS

Note 1.  The Company and Summary of Significant Accounting Policies

The Company

Searchlight Solutions, Ltd. (formerly Electronic Manufacturing Solutions and Services, Inc. and, prior to that, Carter/Lambert Holdings Inc.) ("the Company"), is a Nevada corporation that has been dormant since its incorporation in November 1995.  Effective December 31, 2002, the Company changed its year end from January 31 to December 31.

In May 2003, 1,280,500 shares of the Company's common stock were returned to the Company and cancelled, so the remaining number of outstanding shares was 5,989,500.  Then, in July 2003, the Company issued 17,968,500 shares of common stock (75% of its total equity) to a company called Triumph Case Management Ltd. ("Triumph").  In exchange, Triumph gave the Company 100% of the equity in a company called Searchlight Systems Inc.  Searchlight Systems Inc. was incorporated in October 2000 and is a Nevada corporation.  It has almost no financial activities other than its 100% ownership in another company called Searchlight Systems Ltd. ("Systems").  Systems was incorporated in British Columbia, Canada, in December 2001 and provides information coordination and document manipulation services primarily to the legal industry.  As part of this transaction, the original Company stockholders (now owning a minority interest in the Company) contributed $370,600 to the Company ($500,000 Canadian dollars) with a conditional agreement to contribute another $500,000 Canadian dollars.

As the original shareholders of Systems ended up owning the majority of the Company's stock when the companies combined, this transaction is a reverse purchase and will be accounted for accordingly.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, and the reported amounts of revenues and expenses for the periods presented.  Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents will consist of cash held in financial institutions and highly liquid debt securities with purchase maturities of three months or less.

6

Accounts Receivable

Accounts receivable will be stated at their outstanding principal balances.  Management will review the collectibility of accounts receivable on a periodic basis and determine the appropriate amount of any allowance.  The Company will charge off receivables to the allowance when management determines that a receivable is not collectible.  The Company does not expect to require collateral for any of its receivables.

Property and Equipment

Property and equipment will be recorded at cost and will be depreciated using the straight-line method over the estimated useful lives of the related assets.  Maintenance and repairs will be charged to expense as incurred.  Significant renewals and betterments are capitalized.

Earnings Per Share

Basic loss per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding in the period.  Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.  There were no potentially dilutive common shares at December 31, 2002, and at January 31, 2002.

Income Taxes

The Company accounts for income taxes in accordance with the liability method.  Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.  The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be receivable against future taxable income.  At December 31, 2002, the Company has net operating tax losses of $7,000 (expiring through 2015).  The resulting asset is $2,400, and a valuation allowance for this amount has been established.  There was no change in this allowance for the eleven months ended December 31, 2002, or the year ended January 31, 2002.

Stock-Based Compensation

The Company expects to account for stock-based compensation under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.  There are no stock-based compensation plans through December 31, 2002.

New Accounting Pronouncements

There are no new accounting pronouncements issued (but not effective) that are expected to have a material impact on the Company.

7

SEARCHLIGHT SYSTEMS LTD.

Unaudited Financial Statements

for Nine Months Ending September 30, 2003

SEARCHLIGHT SYSTEMS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
ASSETS	2003	2002
Current Assets
Cash	$ 114,857	$ 173,865
Accounts receivable	1,226,429	230,709
Prepaid expenses	5,860
Deposits	10,830	6,032
Total current assets	1,357,976	410,606
Loans Receivable	133,272
Property and Equipment	270,002	125,543
	$ 1,761,250	$ 536,149
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses	$ 248,737	$ 95,316
Loans payable	7,829	15,570
Income taxes payable	33,100
Other current liabilities	147,253
Total current liabilities	436,919	110,886
Due to Affiliates	1,303,045	460,289
Total liabilities	1,739,964	571,175
Minority Interest	(24,446)
Stockholders' Equity
Common stock	-	-
Additional paid-in capital	72	6
Retained earnings (deficit)	43,194	(35,252)
Accumulated other comprehensive income	2,466	220
	45,732	(35,026)
	$ 1,761,250	$ 536,149

See Notes to Condensed Consolidated Financial Statements

1

SEARCHLIGHT SYSTEMS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002
Sales	$ 969,685	$ 349,568	$ 2,348,854	$ 883,610
Cost of sales	420,149	149,772	1,084,028	348,269
Gross profit	549,536	199,796	1,264,826	535,341
Selling expenses	75,811	26,581	144,710	54,242
General and administrative expenses	267,502	30,365	1,022,214	271,344
Income from operations	206,223	142,850	97,902	209,755
Other income (expense)
Interest expense	(19,591)	(3,143)	(47,438)	(6,751)
Minority interest in (income) loss of
consolidated subsidiary	(208)		24,446
Other income	9,895		9,895
Income before income tax
provision	196,319	139,707	84,805	203,004
Provision for income taxes	(76,600)		(33,100)
Net income	$ 119,719	$ 139,707	$ 51,705	$ 203,004
Basic and diluted income per share	$ 1,197	$ 13,970	$ 544	$ 20,300
Weighted average shares outstanding
Basic and diluted	100	10	95	10

See Notes to Condensed Consolidated Financial Statements

2

SEARCHLIGHT SYSTEMS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,	September 30,
	2003	2002
Cash Flows from Operating Activities
Net income	$ 51,705	$ 203,004
Adjustments to reconcile net income to net cash used in
operating activities
Minority interest in losses of consolidated subsidiary	(24,446)
Depreciation	67,691	8,898
Changes in operating assets and liabilities
Accounts receivable	(995,720)	(337,397)
Deposits	(4,798)	(5,981)
Prepaid expenses	(5,860)
Accounts payable and accrued liabilities	153,421	52,041
Income taxes payable	33,100
Other current liabilities	147,253
Other	23,177
Net cash used in operating activities	(554,477)	(79,435)
Cash Flows from Investing Activities
Acquisition of property and equipment	(212,150)	(68,370)
Issuance of loans receivable	(133,272)
Purchase of Litigation Management Consulting Inc.	(7,000)
Net cash used in investing activities	(352,422)	(68,370)
Cash Flows from Financing Activities
Advances from affiliates	842,756	99,558
Proceeds from loans payable		19,174
Payments on loans payable	(7,741)
Issuance of common stock	66
Net cash provided by financing activities	835,081	118,732
Foreign exchange effect on cash	12,810	(2,011)
Net change in cash	(59,008)	(31,084)
Cash, beginning of period	173,865	31,084
Cash, end of period	$ 114,857	$ -
Supplemental disclosure of cash flow information:
Cash paid for interest	$ 14,491	$ 1,939
Cash paid for income taxes	$ -	$ -

See Notes to Condensed Consolidated Financial Statements

3

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Basis of Presentation

The Company

Searchlight Systems Ltd., ("the Company") was incorporated in British Columbia, Canada, by Triumph Case Management Ltd. ("Triumph").  The Company and its 70% owned subsidiary, Litigation Management Consulting Inc. ("LMC"), provide information coordination and document manipulation services primarily to the legal industry.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-QSB and therefore do not include all disclosures necessary for fair presentation of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States.  As described below, the unaudited condensed consolidated financial statements included the accounts of the Company and its 70% owned subsidiary, LMC.  Significant intercompany transactions have been eliminated in the accompanying unaudited condensed consolidated financial statements.  The operating results for interim periods are unaudited and are not necessarily an indication of the results to be expected for the full fiscal year.  In the opinion of management, the financial statements reflect all adjustments (consisting of only normal recurring adjustments) that are necessary for a fair presentation of operating results.

In January 2003, Searchlight Systems Inc. (a Nevada corporation and a wholly-owned subsidiary of Triumph) acquired all the common stock of the Company from Triumph for $100 (Canadian dollars).  Prior to this transaction, the Company was a wholly-owned subsidiary of Triumph.  After this transaction, the Company was a wholly-owned subsidiary of Searchlight Systems Inc., which was a wholly-owned subsidiary of Triumph.

In July 2003, Triumph exchanged its ownership in Searchlight Systems Inc. for a majority ownership in Searchlight Solutions Ltd. (also a Nevada corporation).  After this transaction, the Company is now a wholly-owned subsidiary of Searchlight Systems Inc. which was a wholly-owned subsidiary of Searchlight Solutions Ltd.

On February 11, 2003, as noted above, the Company purchased 70% of the outstanding common stock in a Washington corporation earlier referred to as LMC for $7,000.  This transaction was accounted for as a purchase, and the results of operation of LMC are included as of the date of acquisition.  The fair value of assets purchased (less liabilities assumed) approximated the purchase price, so there was no goodwill resulting from this transaction.  If the transaction had occurred as of the beginning of 2002, proforma information would be as follows:

4

	Three Months Ended		Nine Months Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

Proforma revenue	$ 969,685	$ 452,320	$ 2,492,725	$ 1,022,681

Proforma net income	$ 119,719	$ 136,725	$ 65,843	$ 172,285

Proforma income per share	$ 1,197	$ 13,673	$ 693	$ 17,229

These condensed consolidated unaudited interim financial statements should be read in conjunction with the audited financial statements and noted thereto for the year ended December 31, 2002.

Foreign Currency Translation

The Company's reporting currency is U.S. dollars and its functional currency is Canadian dollars.  Assets and liabilities are translated from Canadian dollars to U.S. dollars at the rate of exchange at the balance sheet date.  Revenues and expenses are translated at the average rate of exchange throughout the period.  Gains or losses from these translations, if significant, are reported as a separate component of other comprehensive income.  Translation adjustments do not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely into operations.  All amounts in these financial statements are in U.S. dollars unless otherwise noted.

Revenue Recognition

The Company recognizes revenue for services provided on an hourly basis as incurred.  Deferred revenue is recognized for payment received in advance of the services provided.

A significant portion of the revenue from Company operations is from a small number of customers (law firms and the Canadian government) located in Canada.

Note 2.  Earnings Per Share

Basic loss per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding in the period.  Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.  There were no potentially dilutive common shares in 2002 or 2003.

5

SEARCHLIGHT SYSTEMS LTD.

FINANCIAL REPORT

DECEMBER 31, 2002

C  O  N  T  E  N  T  S

Page
INDEPENDENT AUDITORS' REPORT	1

FINANCIAL STATEMENTS
BALANCE SHEETS	2
STATEMENTS OF OPERATIONS	3
STATEMENTS OF COMPREHENSIVE INCOME	4
STATEMENTS OF STOCKHOLDER'S EQUITY	5
STATEMENTS OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7 - 11

PETERSON SULLIVAN PLLC

601 UNION STREET    SUITE 2300    SEATTLE WA 98101     (206) 382-7777    FAX 382-7700

CERTIFIED  PUBLIC  ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

Searchlight Systems Ltd.

Vancouver, British Columbia, Canada

We have audited the accompanying balance sheets of Searchlight Systems Ltd. as of December 31, 2002 and 2001, and the related statements of operations, stockholder's equity, and cash flows for the year ended December 31, 2002, and for the period from inception (December 4, 2001) to December 31, 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Searchlight Systems Ltd. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002, and for the period from inception (December 4, 2001) to December 31, 2001, in conformity with accounting principles generally accepted in the United States.

s/ Peterson Sullivan PLLC

November 6, 2003

1

SEARCHLIGHT SYSTEMS LTD.

BALANCE SHEETS

December 31, 2002 and 2001

ASSETS	2002	2001
Current Assets
Cash	$ 173,865	$ 31,084
Accounts receivable, net of allowance for doubtful
accounts of $20,040 in 2002 and none in 2001	230,709	42,913
Deposits	6,032
Total current assets	410,606	73,997
Property and Equipment, net	125,543	1,986
	$ 536,149	$ 75,983
LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
Accounts payable and accrued expenses	$ 95,316	$ 8,972
Loans payable	15,570
Total current liabilities	110,886	8,972
Due to Stockholder	460,289	68,121
Total liabilities	571,175	77,093
Stockholder's Equity
Common stock, no par value; authorized 10,000 shares;
issued and outstanding 10 shares	-	-
Additional paid-in capital	6	6
Retained earnings (deficit)	(35,252)	(1,149)
Accumulated other comprehensive income	220	33
	(35,026)	(1,110)
	$ 536,149	$ 75,983

See Notes to Financial Statements

2

SEARCHLIGHT SYSTEMS LTD.

STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2002 and the Period from
December 4, 2001 (inception) through December 31, 2001

	2002	2001
Sales	$ 1,267,147	$ 41,268
Cost of sales	525,375	7,426
Gross profit	741,772	33,842

Selling expenses	59,909	1,131
General and administrative expenses	705,835	33,860
Loss from operations	(23,972)	(1,149)

Other income (expense)
Interest expense	(10,131)
Net loss	$ (34,103)	$ (1,149)
Basic and diluted income (loss) per share	$ (3,410)	$ (115)
Weighted average shares outstanding
Basic and diluted	10	10

See Notes to Financial Statements

3

SEARCHLIGHT SYSTEMS LTD.

STATEMENTS OF COMPREHENSIVE INCOME

For the Year Ended December 31, 2002 and the Period from

December 4, 2001 (inception) through December 31, 2001

		2002	2001
Net loss		$ (34,103)	$ (1,149)
Other comprehensive income
Foreign currency translation adjustment		187	33
	Comprehensive loss	$ (33,916)	$ (1,116)

See Notes to Financial Statements

4

SEARCHLIGHT SYSTEMS LTD.

STATEMENTS OF STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2002 and the Period from
December 4, 2001 (inception) through December 31, 2001

				Foreign
		Additional	Retained	Currency
	Common Stock	Paid-in	Earnings	Translation
	Shares	Capital	(Deficit)	Adjustment	Total
Balances, December 4, 2001	-	$ -	$ -	$ -	$ -
Common stock issued for cash	10	6			6
Translation adjustment				33	33
Net loss			(1,149)		(1,149)
Balances, December 31, 2001	10	6	(1,149)	33	(1,110)
Translation adjustment				187	187
Net loss			(34,103)		(34,103)
Balances, December 31, 2002	10	$ 6	$ (35,252)	$ 220	$ (35,026)

See Notes to Financial Statements

5

SEARCHLIGHT SYSTEMS LTD.

STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2002 and the Period from
December 4, 2001 (inception) through December 31, 2001

	2002	2001
Cash Flows from Operating Activities
Net loss	$ (34,103)	$ (1,149)
Adjustments to reconcile net loss to net cash
used in operating activities
Depreciation	24,966	89
Changes in operating assets and liabilities
Accounts receivable	(187,796)	(42,913)
Deposits	(6,032)
Accounts payable and accrued liabilities	86,344	8,972
Net cash used in operating activities	(116,621)	(35,001)
Cash Flows from Investing Activities
Acquisition of property and equipment	(148,379)	(1,899)
Cash Flows from Financing Activities
Advances from stockholder	391,168	68,121
Proceeds from loans payable	15,570
Issuance of common stock		6
Net cash provided by investing activities	406,738	68,127
Foreign exchange effect on cash	1,043	(143)
Net change in cash	142,781	31,084
Cash, beginning of year	31,084
Cash, end of year	$ 173,865	$ 31,084
Supplemental disclosure of cash flow information:
Cash paid for interest	$ 2,171	$ -
Cash paid for income taxes	$ -	$ -

See Notes to Financial Statements

7

NOTES TO FINANCIAL STATEMENTS

Note 1.  The Company and Summary of Significant Accounting Policies

The Company

Searchlight Systems Ltd., ("the Company") was incorporated in British Columbia, Canada, by Triumph Case Management Ltd. ("Triumph") on December 4, 2001.  The Company provides information coordination and document manipulation services primarily to the legal industry.

In January 2003, Searchlight Systems Inc. (a Nevada corporation) acquired all the common stock of the Company from Triumph for $100 (Canadian dollars).  Searchlight Systems Inc. is a wholly-owned subsidiary of Triumph.  In July 2003, Triumph exchanged its common stock in Searchlight Systems Inc. for a 75% ownership in Searchlight Solutions Ltd. (also a Nevada corporation).  After these transactions, the Company was a wholly-owned subsidiary of Searchlight Systems Inc. which was a wholly-owned subsidiary of Searchlight Solutions Ltd.

In February 2003, the Company purchased a 70% interest in a Washington corporation called Litigation Management Consulting, Inc. ("LMC").  LMC provides information coordination and document manipulation services primarily to the legal industry in Western Washington.  The Company paid $7,000 for LMC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, and the reported amounts of revenues and expenses for the periods presented.  Actual results could differ from these estimates.

Cash

Cash consists of a checking account held at a financial institution.

Accounts Receivable

Accounts receivable are stated at their outstanding principal balances.  Management reviews the collectibility of accounts receivable on a periodic basis and determines the appropriate amount of any allowance.  The Company charges off receivables to the allowance when management determines that a receivable is not collectible.  The Company does not generally require collateral for any of its receivables.

7446sysfs1231031.doc

Property and Equipment

Property and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the related assets, ranging from three to five years.  Maintenance and repairs are charged to expense as incurred.  Significant renewals and betterments are capitalized.

Earnings Per Share

Basic loss per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding in the period.  Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.  There were no potentially dilutive common shares at December 31, 2002 and 2001.

Fair Value of Financial Instruments

Financial instruments consist of cash, accounts receivable, deposits, accounts payable, and loans payable.  The fair value of these financial instruments approximates their carrying amounts due to their short-term nature and market rates of interest.

Foreign Currency Translation

The Company's reporting currency is U.S. dollars and its functional currency is Canadian dollars.  Assets and liabilities are translated from Canadian dollars to U.S. dollars at the rate of exchange at the balance sheet date.  Revenues and expenses are translated at the average rate of exchange throughout the year.  Gains or losses from these translations, if significant, are reported as a separate component of other comprehensive income.  Translation adjustments do not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely in to operations.  All amounts in these financial statements are in U.S. dollars unless otherwise noted.

Revenue Recognition

The Company recognizes revenue for services provided on an hourly basis as incurred.  Deferred revenue is recognized for payment received in advance of the services provided.

A significant portion of revenue from Company operations is from a small number of customers (law firms and the Canadian government) located in Canada.  At December 31, 2002, 81% of the accounts receivable balance was due from two customers.

Segment Reporting

The Company operates primarily in one business segment, which is providing information coordination and document manipulation services.  The Company's operations are primarily in British Columbia, Canada, and present management does not find it useful to segment operations any further.

7446sysfs1231031.doc

Advertising Costs

Advertising costs are expensed as incurred.  Advertising expenses for the year ended December 31, 2002, and the period from inception to December 31, 2001, were $33,843 and $65, respectively.

Income Taxes

The Company accounts for income taxes in accordance with the liability method.  Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.  The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be receivable against future taxable income.

Stock-Based Compensation

The Company expects to account for stock-based compensation under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.  There are no stock-based compensation plans through December 31, 2002.

New Accounting Pronouncements

There are no new accounting pronouncements issued (but not effective) that are expected to have a material impact on the Company.

Note 2.  Property and Equipment

Property and equipment consist of the following

	2002	2001

Equipment	$ 124,680	$ 2,073
Leasehold improvements	25,772

	150,452	2,073

Accumulated depreciation	(24,909)	(87)

	$ 125,543	$ 1,986

During the year ended December 31, 2002, and the period from inception to December 31, 2001, depreciation expense totaled $24,966 and $89, respectively.

7446sysfs1231031.doc

Note 3.  Loans Payable

Loans payable consists of the following at December 31, 2002:

Loan payable to a company; interest at 2.5% per month; entire balance due on demand; unsecured.	$ 12,932

Loan payable to a bank; monthly interest payments at the bank's prime rate (resulting in a rate of 4.5% at December 31, 2002), principal due on demand; unsecured.	2,638

$ 15,570

Note 4.  Due to Stockholder

The advances from Triumph (of $460,289 at December 31, 2002) are secured by a promissory note bearing interest at a bank's prime rate (resulting in a rate of 4.5% at December 31, 2002), and are due on demand.  Triumph has represented that repayment will not be requested within the next fiscal year and consequently this amount has been classified as a non-current liability in the accompanying financial statements.

Note 5.  Provision for Income Taxes

The difference between the statutory federal tax rate and the tax provision of zero recorded by the Company is primarily due to the Company's full valuation allowance against its deferred tax assets.

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses.  Net operating loss carryovers may be limited by applicable tax law.

At December 31, 2002, the Company had approximately $35,000 (expressed in U.S. dollars) of unused Canadian net operating loss carryforwards for Canadian income tax purposes, which begin to expire in the year 2009.  A deferred tax asset has been offset by a full valuation allowance.  The component of the Company's deferred tax asset is as follows:

Deferred tax assets arising from:
Net operating loss carryforwards	$ 12,000

Valuation allowance	(12,000)

Net deferred tax asset	$ -

The valuation allowance increased by $12,000 from December 31, 2001 to December 31, 2002.  Deferred tax effects for 2001 were insignificant.

7446sysfs1231031.doc

Note 6.  Related Party Transactions

A significant portion of the Company's revenues are generated using technology developed by Triumph.  Triumph charges management fees for the use of this technology.

For the year ended December 31, 2002, and the period from inception to December 31, 2001, the Company paid management fees to Triumph of $573,120 and $32,280, respectively.  In addition, for the year ended December 31, 2002, and the period from inception to December 31, 2001, the Company recorded sales of $173,668 and none, respectively, for services provided to Triumph.

The Company reimbursed a director for expenses paid on behalf of the Company.  At December 31, 2002, the amount payable to the director is $13,293.  This amount is included with accounts payable and accrued expenses.

In January 2003, the Company agreed to guarantee a $254,440 loan made to Triumph.  In November 2003, the lender exercised an option agreement to convert the $254,440 (plus an additional $75,860 cash advance) into 5% of the outstanding common shares of Triumph.

Note 7.  Leases

The Company has entered into a non-cancelable operating lease for rental of office space expiring in 2005.  Total rent expense for the year ended December 31, 2002, and the period from inception to December 31, 2001, amounted to $31,852 and none, respectively.

The Company's future annual minimum lease payments for the years ended December 31 are as follows:

2003	$ 64,850
2004	70,053
2005	23,581

Total	$ 158,484

PART III

Item 1.  Index to Exhibits

The following exhibits are filed with this Form 10-SB:

Assigned Number	Description
3.1	Articles of Incorporation
3.2	Certificate of Amendment of Articles of Incorporation
3.3	Certificate of Amendment of Articles of Incorporation
3.4	Certificate of Correction
3.5	Certificate of Amendment of Articles of Incorporation
3.6	Bylaws
10	Licensing Agreement
21	List of Subsidiaries of the Registrant

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SEARCHLIGHT SOLUTIONS, LTD.

Date:

December 19, 2003

By:

/s/Gary Procknow

Gary Procknow, President, C.E.O.,

Chairman and Director